SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  16 April 2015

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Nominees to the New Board of Directors of Oi Confirmed

Oi S.A. (“Oi” or the “Company” - Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) informs its shareholders and the market in general, that on this date, its controlling shareholder Telemar Participações S.A. (“TmarPart”) disclosed the following Notice to the Market:

“Telemar Participações S.A. (“TmarPart”) informs that it has received confirmation from the directors invited to become members of the new Board of Directors of Oi S.A. (“Oi”) that will be elected at a general shareholders’ meeting, to be duly held to deliberate, among other things, the adoption of the new bylaws of Oi, as disclosed on March 31, 2015.

The following are nominated to the new Board of Directors of Oi: José Mauro Mettrau Carneiro da Cunha, Sérgio Franklin Quintella, Fernando Marques dos Santos, Ricardo Malavazi Martins, Thomas Cornelius Azevedo Reichenheim, Rafael Luís Mora Funes, Francisco Cary, Vitor Gonçalves, Jorge Cardoso, Robin Bienenstock and Marten Pieters. Mr. José Mauro Mettrau Carneiro da Cunha will be nominated to be the Chairman of the new Board of Directors of Oi.

The mandate of the new Board of Directors will be until Oi’s general shareholders’ meeting that will approve the annual financial statements for the year ending on December 31, 2017.”

Oi will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this Notice to the Market.

Rio de Janeiro, April 15, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.